

December 21, 2010

Mr. Joseph A. Carlucci
Chief Executive Officer
American Renal Holdings Inc.
66 Cherry Hill Drive
Beverly, MA 01915

     Re: American Renal Holdings Inc.
              Amendment No. 1 to Registration Statement on Form S-4
              Filed December 6, 2010
              File No. 333-170376

Dear Mr. Carlucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Transactions, page 7

1. We note your statement that "certain members of ARH's management contributed a portion of their existing equity ownership in ARH in exchange for newly issued shares of common stock and options to purchase common stock of the Parent." Please revise to briefly address the amount of existing equity ownership in ARH exchanged and the amount of common stock and options to purchase common stock in the Parent received.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 17

2. We note that the pro forma adjusted EBITDA values you disclose on page 18 for the year ended December 31, 2009 and for the period from May 8, 2010 to September 30, 2010 do not agree to the reconciliation you provide at footnote (1) on page 20. It appears you have added your 'management fee' to the reconciliation, but failed to include such amounts within your calculations at page 18. Please revise your calculations to ensure consistency in your next amendment.

Notes to Unaudited Pro Forma Financial Information, page 54

3. We note your response to our comment 11 of our letter dated December 1, 2010 and your revised disclosure at footnote h) to your pro forma financial data. Please add disclosure describing how you calculated your income tax adjustment for the year ended December 31, 2009. In addition, please provide additional detail describing your calculation of a tax rate of 10.9% for the successor period and tell us how the rate is factually supportable.

Business, page 84

4. We note your response to comment 20. Please revise to include your response in an appropriate place in your business discussion. Additionally, advise us why the company believes that no risk factor discussion is necessary regarding the corporate practice of medicine or similar doctrines. We may have further comment.

Management and Board of Directors, page 103

5. We reissue in part comment 22 of our letter dated December 1, 2010. Please briefly describe the business experience of your officers and directors for the past five years. We note that in some instances it is unclear what positions were held during the past five years due to the lack of start and end dates for such positions. Furthermore, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve in such capacity in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 107

6. We reissue in part comment 25 of our letter dated December 1, 2010. Please revise to clarify the relationship between not meeting, meeting or exceeding your EBITDA target or patient number target on the Bonus Pool. Furthermore, it appears that the Bonus Pool for 2009 exceeds the "aggregate maximum amount of the Bonus Pool" described in the third sentence under Annual Cash Bonuses on page 108.

7. We reissue in part comment 26 of our letter dated December 1, 2010. Please revise to briefly clarify the "substantial changes" in Mr. Ford's role in 2009 that led to his bonus, as referenced in the first paragraph of page 109.

Schedule II – Valuation and Qualifying Accounts, page F-39

8. We note from your response to prior comment 36 of our letter dated December 1, 2010 that you have revised the disclosure on page F-39 to present separately the balances and activities of your allowance for doubtful accounts. Please also revise your Schedule to

include the balances and activities of your allowance for contractual adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephan J. Feder
       Fax: (212) 455-2502